FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 20 April 2026

HSBC HOLDINGS PLC

FOURTH INTERIM DIVIDEND FOR 2025

On 25 February 2026, the Directors of HSBC Holdings plc approved a fourth interim dividend in respect of the financial year ended 31 December 2025 of US$0.45 per ordinary share. The dividend is payable on 30 April 2026 to holders of record on 13 March 2026 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies.

Dividends payable in cash in Hong Kong dollars or sterling were converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 20 April 2026 (US$1=HK$7.828760 and £1=US$1.351288). Accordingly, the cash dividend payable on 30 April 2026 will be:

US$0.45 per ordinary share;

approximately HK$3.522942 per ordinary share; or

approximately £0.333016 per ordinary share.

For holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, the cash dividend payable will be US$2.25 per ADS. It will be paid on 30 April 2026 to holders of record on 13 March 2026.

For and on behalf of
HSBC Holdings plc

Angela McEntee
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 20 April 2026